FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 23, 2024
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
23 April 2024
Transaction in Own Shares
NatWest Group plc (the 'Company') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
23 April 2024	105,018	283.10	281.50	282.3761	LSE
23 April 2024	16,070	282.10	281.90	281.9963	CHIX
23 April 2024	59,133	282.50	281.80	282.2055	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share
Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 16 February 2024, as announced on 19 February 2024.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 149,462,921 Ordinary Shares in treasury and have 8,724,327,839 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details:
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programmes relating to the Transactions is detailed below:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
23 April 2024	08:06:14	BST	7111	281.80	BATE	1628468
23 April 2024	08:06:14	BST	4229	281.80	BATE	1628466
23 April 2024	08:25:48	BST	11181	282.10	BATE	1647949
23 April 2024	08:50:05	BST	199	282.10	BATE	1675619
23 April 2024	08:50:05	BST	4063	282.10	BATE	1675617
23 April 2024	08:50:05	BST	8011	282.10	BATE	1675621
23 April 2024	09:21:14	BST	553	282.40	BATE	1707756
23 April 2024	09:22:35	BST	406	282.40	BATE	1708831
23 April 2024	09:23:38	BST	8500	282.50	BATE	1709578
23 April 2024	09:23:38	BST	2678	282.50	BATE	1709576
23 April 2024	09:57:13	BST	1217	282.50	BATE	1736481
23 April 2024	10:07:47	BST	7222	282.50	BATE	1745916
23 April 2024	10:07:47	BST	3763	282.50	BATE	1745914
23 April 2024	08:15:32	BST	8332	281.90	CHIX	1637640
23 April 2024	09:07:51	BST	7007	282.10	CHIX	1695600
23 April 2024	09:07:51	BST	731	282.10	CHIX	1695598
23 April 2024	08:02:26	BST	5303	282.20	LSE	1623758
23 April 2024	08:06:07	BST	403	282.00	LSE	1628354
23 April 2024	08:06:07	BST	4187	282.00	LSE	1628352
23 April 2024	08:11:35	BST	4568	282.10	LSE	1633824
23 April 2024	08:18:09	BST	5347	282.30	LSE	1640149
23 April 2024	08:24:53	BST	4534	282.10	LSE	1647071
23 April 2024	08:31:55	BST	5512	282.30	LSE	1654986
23 April 2024	08:41:37	BST	5111	282.50	LSE	1665647
23 April 2024	08:54:40	BST	5243	282.10	LSE	1681256
23 April 2024	09:00:38	BST	2541	282.60	LSE	1689364
23 April 2024	09:00:38	BST	563	282.60	LSE	1689362
23 April 2024	09:00:38	BST	1001	282.60	LSE	1689360
23 April 2024	09:00:38	BST	559	282.60	LSE	1689358
23 April 2024	09:13:13	BST	5584	282.40	LSE	1701844
23 April 2024	09:21:14	BST	3577	282.50	LSE	1707754
23 April 2024	09:31:30	BST	575	281.90	LSE	1715753
23 April 2024	09:31:30	BST	1798	281.90	LSE	1715751
23 April 2024	09:31:30	BST	2875	281.90	LSE	1715749
23 April 2024	09:31:30	BST	382	281.90	LSE	1715747
23 April 2024	09:36:02	BST	3400	281.50	LSE	1719024
23 April 2024	09:36:02	BST	1931	281.50	LSE	1719022
23 April 2024	09:43:58	BST	275	281.90	LSE	1725311
23 April 2024	09:43:58	BST	4498	281.90	LSE	1725309
23 April 2024	09:50:01	BST	4816	282.00	LSE	1730226
23 April 2024	09:54:23	BST	1600	282.70	LSE	1734218
23 April 2024	09:57:30	BST	1900	282.80	LSE	1736676
23 April 2024	10:03:32	BST	1706	282.90	LSE	1742167
23 April 2024	10:03:32	BST	3521	282.90	LSE	1742165
23 April 2024	10:14:04	BST	1355	283.00	LSE	1751522
23 April 2024	10:14:04	BST	1686	283.00	LSE	1751520
23 April 2024	10:14:04	BST	2200	283.00	LSE	1751518
23 April 2024	10:23:32	BST	5210	282.70	LSE	1760085
23 April 2024	10:51:17	BST	5873	283.10	LSE	1785814
23 April 2024	10:54:15	BST	1117	283.00	LSE	1787914
23 April 2024	10:54:15	BST	4267	283.00	LSE	1787912

Date: 23 April 2024

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary